Mail Stop 3561

May 4, 2007

Ronald S. Tucker, President
RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO  80206

Re:     RX Healthcare Systems, Ltd.
        Offering Statement on Form 1-A (Amendment No.2)
        Filed April 17, 2007
        File No. 24-10172

Dear Mr. Tucker:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your offering statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Summary, page 1

1.  You describe your company as a consumer healthcare products company.  Please explain why the sprayer is considered a consumer healthcare product.

Ronald S. Tucker, President
RX Healthcare Systems, Ltd.
May 4, 2007
Page 2

Risk Factors, page 2

2. Please add a risk factor disclosing that the conflicts of interest in the negotiation of the license agreement with Tensleep Corp.

Plan of Operation, page 7

3. We note from the risk factor "Development of Product" that you "believe" the Product to be fully developed with required certifications. Under "Plan of Operations" you propose to "commercialize the form or models of the Product to be included in the Company's product line." Please revise to reconcile these disclosures. In this regard, in the appropriate sections of the offering circular, please:
- Disclose the basis for the statement that the Product is fully developed with required certifications as indicated in the risk factor, including the testing and the results of testing which prove the effectiveness of the Product for your use;
- Specify and describe the steps necessary in commercializing the form or models of the Product which you will purchase from Tensleep;
- Specify the availability of "limited amount of product" for your purchase and the time frame for this purchase;
- Disclose the background of the development of the technology by Tensleep, including the date development commenced, the persons participating in the development, where the development has occurred or is occurring, the use of the technology by any other licensee, etc.

4. Please disclose the principal terms of any loan from M. R. Tucker, including the maximum amount that may be loaned, if set. Please file the loan agreement as an exhibit to the offering statement.

Competition, page 8

5. Please disclose and describe competitive products and explain how your product will compete against those other products. In your response, please describe the extent to which spraying machines, similar to the Product, are used for the purposes disclosed "Market."

Use of Proceeds, page 8

6. Amend this section to itemize the allocation of net proceeds among the principal uses of proceeds, including Product purchases from Tensleep, Product development, marketing, etc. The disclosure "General corporate purposes and working capital" is too vague.

7. Please specify the uses of offering proceeds if less than 50% is sold in the offering.

8.  We note that uses of proceeds may "vary significantly depending upon numerous factors." Please specify the factors which could cause the uses to change and disclose the alternative uses of net proceeds.

Transactions with Management, page 12

9.  Please revise to discuss the Tensleep license and the proposed loan by Mr. R. Tucker to RX Healthcare.

Plan of Distribution, page 15

10. Please disclose the principal offering terms regarding the issuance of shares for non-cash consideration. If the issuer is contemplating the offer of securities for identified non-cash consideration, please disclose the nature and extent of such non-cash consideration.

11. Please explain the statement in the summary that "[t]he acceptance of non-cash items will be evaluated by the independent members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors." Please name the "independent members of the board of directors" and explain the role of such members versus the role of other board members and the board as a whole.

*******

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualified date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualified date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualified date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualified date.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,


John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Malcolm D. Crawford
3631 East 7th Avenue Parkway
Denver, CO 80206